UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 6)

                                 IA GLOBAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   44920E 10 4
                                 (CUSIP Number)

                                  TAKESHI SATO
                        INTER ASSET JAPAN LBO NO. 1 FUND
                         35F Atago Green Hills Mori Tower
                             2-5-1 Atago, Minato-Ku
                              Tokyo 105-6235 Japan
                                81 (3) 5776-0880
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2004
              Date of Event Which Requires Filing of This Statement

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 2
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INTER ASSET JAPAN LBO NO. 1 FUND ("IAJ LBO Fund")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [    ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               31,580,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          31,580,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         31,580,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       35.3%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 3
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PBAA Fund Ltd. ("PBAA")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                            [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               26,904,939 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          26,904,939 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         26,904,939 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       30.1%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 4
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terra Firma Fund Ltd. ("Terra Firma")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [    ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               13,100,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          13,100,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,100,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       14.6%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 5
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INTER ASSET JAPAN CO LTD ("IAJ")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [    ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               1,666,666 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          1,666,666 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,666,666 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       1.9%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         CO
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 6 to Schedule 13D ("Amendment 5") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of IA Global, Inc., a Delaware corporation formerly known as Medium4.com, Inc. (the "Issuer"), whose principal executive offices are located at 533 Airport Boulevard, Suite 400, Burlingame, California 94010. The principal executive officers are Alan Margerison, Chief Executive Officer, and Mark Scott, Chief Financial Officer.

     This Amendment 6 is being filed solely to give notice of (i) the conversion, on June 18, 20042 by PBAA of a $1.5 million convertible note plus approximately $20,000 in accrued interest thereon, into 5,065,037 shares of Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Amendment 6 is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934 (the "Exchange Act") by (a) IAJ LBO Fund; (b) PBAA; (c) Terra Firma; and IAJ. IAJ LBO Fund is an open ended limited liability investment company incorporated in Japan as a private fund. PBAA and Terra Firma are each an open ended limited liability investment company incorporated in the British Virgin Islands as a private fund. IAJ is a limited liability company incorporated in Japan. Each "Reporting Person" (and collectively the "Reporting Persons") is an institutional investor.

     Information with respect to each Reporting Person is given solely by such Reporting Person; no Reporting Person has the responsibility for the accuracy or completeness of the information supplied by any other Reporting Person; and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only. Although the Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13d-3 under the Exchange Act, the filing of this statement should not be deemed an admission that the Reporting Persons are a "group" for such purposes.

     The sole general partner of IAJ LBO Fund is IAJ. The IAJ General Partner is a venture capital company. The person in control of the IAJ General Partner is Takeshi Sato, a citizen of Japan. The principal occupation of Mr. Sato is serving as President and Chief Executive Officer of the IAJ General Partner. Mr. Sato took over the office of President of the IAJ General Partner on May 6, 2004 from Mr. Hashimoto who in turn took over the office of President of the IAJ General Partner on June 15, 2003 from Alan Margerison, a citizen of the United Kingdom. Mr. Margerison is Chairman of the IAJ General Partner. The principal occupation of Mr. Margerison is serving as President and Chief Executive Officer of the Issuer.

     The authorized share capital of PBAA is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Hiroki Isobe ("Isobe"), a citizen of Japan, holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of PBAA and have no right to vote on matters submitted to PBAA's shareholders.

     The authorized share capital of Terra Firma is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Isobe holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of Terra Firma and have no right to vote on matters submitted to Terra Firma's shareholders.

     The control of the investment portfolio of PBAA is by Inter Asset Europe Investment Advisory Ltd. ("IA Europe"), the investment manager of PBAA. The control of the investment portfolio of Terra Firma is by Inter Asset Management Europe Ltd. ("IA Management"), the investment manager of Terra Firma. The ultimate control of each of IA Europe and IA Management is Isobe, a citizen of Japan, as lead manager. The principal occupation of Isobe is serving as financial advisor to IAJ, PBAA, Terra Firma and other international investment funds. The directors of IA Europe are Isobe, Alan Margerison and B. Fitzpatrick. The directors of IA Management are Isobe and Alan Margerison.

     The principal business address of IAJ LBO Fund, IAJ, the IAJ General Partner, Margerison and Isobe is 35F Atago Green Hills MORI Tower, 2-5-1 Atago, Minato-ku, Tokyo 105-6235 Japan. The principal business address of PBAA, Terra Firma and IA Management is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands. The principal business address of IA Europe is Hume House, Ballsbridge, Dublin, Ireland.

     During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner, Mr. Margerison, Isobe, IA Europe and IA Management, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner, Mr. Margerison, Isobe, IA Europe or IA Management, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information in this Item 3 is supplemental, relates only to the transactions described in this Amendment, and is not a complete restatement of
Item 3.

     The source of funds used in connection with each of the transactions, as described in Item 1 and 4, was the working capital of IAJ LBO Fund, PBAA and IAJ.

ITEM 4.  PURPOSE OF TRANSACTION.

     The information in this Item 4 is supplemental, relates only to the transactions described in this Amendment, and is not a complete restatement of
Item 4.

$1,500,000 Convertible Note

       On March 21, 2004, PBAA invested an additional $1.5 million into the Issuer and received a $1.5 million convertible note, convertible into 5,000,000 shares of Common Stock, representing a conversion price per share of $0.30, which was the fair-market value of the trailing five-day average closing price of the Common Stock ending March 5, 2004, the date PBAA committed to make the investment. The conversion of this note was subject to approval by the Issuer's stockholders of an amendment to the Issuer's Certificate of Incorporation increasing its authorized Common Stock to at least 150,000,000 shares. This transaction and the increase in the authorized share capital was approved at the Annual Stockholders Meeting on May 14, 2004.

       On June 18, 2004, the company announced that it reached agreement with PBAA to convert the $1,500,000 Note, plus accrued interest of approximately $20,000, into 5,065,037 shares of its common stock in accordance with the terms of the Note.

Other

     The Reporting Persons may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Persons have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

     The Reporting Persons do not have any plans or proposals that would result in any of the actions or transactions described in clauses(a)through (j) of Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

IAJ LBO Fund

     (a) As of July 6, 2004, IAJ LBO Fund beneficially owned 31,580,000 shares of Common Stock, representing approximately 35.3% of the outstanding Common Stock. 20,000,000 of such shares are owned directly by IAJ LBO Fund, and 11,580,000 of such shares are issuable upon the conversion of 1,158 shares of Series B Preferred Stock.

     The percentage of ownership calculation assumes that the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock.

     (b) As of July 6, 2004, Takeshi Sato, as President and Chief Executive Officer of IAJ, had sole voting power and sole dispositive power with respect to 31,580,000 shares of Common Stock.

     (c) Except as described herein, IAJ has not effected any transactions in Common Stock within the 60 days prior to July 6, 2004.

     (d) Not applicable.

     (e) Not applicable.

PBAA

     (a) As of July 6, 2004, PBAA beneficially owned 26,904,939 shares of Common Stock, representing approximately 30.1% of the outstanding Common Stock.

     The percentage of ownership calculation assumes that the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock. (b) As of July 6, 2004, Isobe, as the sole common shareholder of PBAA and in his capacity with IA Europe, as the investment manager of PBAA, had sole voting power and sole dispositive power with respect to the 26,904,939 shares of Common Stock.

     (c) Except as described herein, PBAA has not effected any transactions in Common Stock within the 60 days prior to July 6, 2004.

     (d) Not applicable.

     (e) Not applicable.

TERRA FIRMA

     (a) As of July 6, 2004, Terra Firma beneficially owned 13,100,000 shares of Common Stock, representing approximately 14.6% of the outstanding Common Stock.

     The percentage of ownership calculation assumes that the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock.

     (b) As of July 6, 2004, Isobe, as the sole common shareholder of Terra Firma and in his capacity with IA Management, as the investment manager of Terra Firma, had sole voting power and sole dispositive power with respect to 13,100,000 shares of Common Stock.

     (c) Terra Firma has not effected any transactions in Common Stock within the 60 days prior to July 6, 2004.

     (d) Not applicable.

     (e) Not applicable.

IAJ

     (a) As of July 6, 2004, IAJ beneficially owned 1,666,666 shares of Common Stock, representing approximately 1.9% of the outstanding Common Stock.

     The percentage of ownership calculation assumes that the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock.

     (b) As of July 6, 2004, Takeshi Sato, as President and Chief Executive Officer of IAJ, had sole voting power and sole dispositive power with respect to 1,666,666 shares of Common Stock.

     (c) IAJ has not effected any transactions in Common Stock within the 60 days prior to July 6, 2004.

     (d) Not applicable.

     (e) Not applicable.

Other

     The share ownership percentages described in this Amendment are based on 89,501,361 shares of Common Stock outstanding and issuable on July 6, 2004. This number includes the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock. Without these issuable shares, IAJ LBO Fund, PBAA, Terra Firma and IAJ collectively owned 79.1% of Common Stock outstanding based on total shares of Common Stock outstanding as of July 6, 2004 of 77,921,361.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     a. Notice of Intent to Convert Convertible Promissory Note to IA Global Common Stock dated June 18, 2004 between IA Global, Inc. and PBAA Fund Ltd. (1)
_________

(1) Filed as an exhibit to Registrant's Current Report on Form 8-K, dated June 18, 2004, and incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2004

                   INTER ASSET JAPAN LBO NO. 1 FUND

                   By:   Inter Asset Japan Co Ltd, its General Partner

                   By:   /S/ TAKESHI SATO
                         ----------------------------------------------
                         Name:    Takeshi Sato
                         Title:   President and Chief Executive Officer


                   PBAA FUND LTD.

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   Director


                   TERRA FIRMA FUND LTD.

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   Director


                   INTER ASSET JAPAN CO LTD

                   By:   Inter Asset Japan Co Ltd

                   By:   /S/ TAKESHI SATO
                         ----------------------------------------------
                         Name:    Takeshi Sato
                         Title:   President and Chief Executive Officer


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)